

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2012

<u>Via E-mail</u>
Mr. Joel S. Kress
Executive Vice President
ICON Oil & Gas GP, LLC
3 Park Avenue, 36th Floor
New York, New York 10016

> **Re:**   **ICON Oil & Gas Fund**
> **Amendment No. 3 to Form S-1**
> **Filed June 13, 2012**
> **Response dated June 29, 2012**
> **File No. 333-177051**

Dear Mr. Kress:

We have reviewed your supplemental information received on June 29, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Investment Objective, page 1</u>

1.   Indicate in this section that this is your first oil and gas program and that you therefore have no track record in attempting to attain the investment objectives.

<u>Prior Activities, page 62</u>

2.   Indicate at the top of this page that, because this your first oil and gas partnership, you are unable to provide to provide any track record about drilling results, investments in oil and gas programs and recovery on investment in such programs.

3.   Please revise this section as follows:

- Delete the sentences regarding wells determined to be uneconomic at the time that they were drilled;
- Delete the sentence that begins "[h]ad the partnership partnered with Special Energy…;"
- Explain to us why the information regarding the Golden Lane Project is not contained in the table at the bottom of the page;
- Update the disclosure regarding Master, Iconium and Stonewall. It is our understanding that those projects are still operating;
- Indicating the percentage of working interests held by Special Energy in each project;
- Explain what is meant by the acronym "LOE;'
- Explain what is meant by Operating and Total Project Cash Flow and how these compare to cash distributions. Given that one of objectives of the Fund is to generate cash distributions, clarify whether these terms are similar or dissimilar to distributions that may be distributed by the Fund;
- Indicate whether Special Energy will hold working interests in properties to be acquired by the Fund and, if so, the percentage of such working interest;
- Indicate prominently, if true, that providing tax benefits was not one of the objectives of the Projects in the table.

This section should make clear that the purpose of this section is to provide information about the operator, that the projects had different structures and objectives than the Fund. It should also make clear that the Fund may use operators other than Special Energy.

Sales Literature

4.   Please provide us with any sales literature regarding the Offering prior to its use.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director